NEWS RELEASE

Pan American Silver Announces Completion of Successful Consent Solicitations with Respect to Yamana Gold Inc.’s 4.625% Senior Notes Due 2027 and 2.630% Senior Notes Due 2031
Vancouver, B.C. - May 5, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") today announced that, in connection with the previously announced consent solicitations of Yamana Gold Inc. ("Yamana"), a wholly-owned subsidiary of Pan American, holders of a majority of the aggregate principal amount outstanding of each of Yamana’s 4.625% Senior Notes due 2027 (the "2027 Notes") and Yamana’s 2.630% Senior Notes due 2031 (the "2031 Notes" and together with the 2027 Notes, the "Notes") have delivered consents to amend the reporting covenant of the indenture governing those Notes, as contemplated by the previously announced consent solicitations. As a result, for so long as the Notes are guaranteed by Pan American or any other entity that directly or indirectly controls Yamana, reports of Pan American or of such other controlling entity may be provided in lieu of reports of Yamana.
The consent solicitations related to the Notes expired as of 5:00 p.m., New York City time, on May 4, 2023 (the "Expiration Time"). On or before May 11, 2023, Pan American will pay a consent fee of $1.50 per $1,000 principal amount of Notes to holders who delivered valid consents prior to the Expiration Time (and did not validly revoke such consents prior to the withdrawal deadline). Yamana, Pan American, the other guarantors thereto, Wilmington Trust, National Association (as Trustee), and Citibank N.A. (as Securities Administrator), will execute the applicable supplemental indenture for the Notes to amend the reporting covenant.
This news release is for informational purposes only and does not amend the consent solicitations, which have expired and were made solely on the terms and subject to the conditions set forth in the consent solicitation statement. Further, this news release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities. The consent solicitation statement does not constitute a solicitation of consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable securities laws. Copies of the consent solicitation statement may be obtained from D.F. King & Co., Inc., the Information and Tabulation Agent at (212) 269-5550 (banks and brokers), (877) 714-3310 (all others, toll free), or email at yamana@dfking.com. Any persons with questions regarding the consent solicitations relating to the Notes should contact RBC Capital Markets, LLC, the Solicitation Agent, at (212) 618-7843, (877) 381-2099 (toll-free) or email at liability.management@rbccm.com.
About Pan American Silver Corp. and Yamana Gold Inc.
Pan American is principally engaged in the operation and development of, and exploration for, silver and gold producing properties and assets. Pan American’s principal products are silver and gold, although it also produces and sells zinc, lead, and copper. As at December 31, 2022, Pan American operated mines and developed mining projects in Mexico, Peru, Canada, Argentina and Bolivia, and had control over non-producing silver assets in each of those jurisdictions, in addition to Guatemala and the United States.
Yamana was a leading Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Effective March 31, 2023, Pan American, Yamana and Agnico Eagle Mines Limited completed a court-approved statutory plan of arrangement under the Canada Business Corporation Act (the “Arrangement”), pursuant to which, following the acquisition of Yamana’s Canadian assets by Agnico Eagle Mines Limited, Pan American acquired all of the issued and outstanding common shares of Yamana and Yamana became a wholly-owned subsidiary of Pan American.
The completion of the Arrangement resulted in a transformational growth in scale for Pan American, adding Yamana’s four producing mines from Latin America – the Jacobina mining complex in Brazil, the El Peñón and Minera Florida mines in Chile, and the Cerro Moro mine in Argentina – plus two development projects in Argentina, to Pan American’s existing portfolio of eight producing mines and other non-operating and development projects in the Americas. Pan American has been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. Pan American is headquartered in Vancouver, B.C. and its shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “PAAS”. Learn more at panamericansilver.com.
For more information about Pan American contact:
Siren Fisekci

PAN AMERICAN SILVER CORP.	1

NEWS RELEASE

VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Statement Regarding Forward-Looking Statements
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Such statements and information include the timing of the payment of the consent fee by Yamana and the timing of the execution of the applicable supplemental indenture. All statements, other than statements of historical fact, are forward-looking statements or information.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are those factors identified under the heading “Risk Factors” in Yamana’s and Pan American’s filings with the SEC and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	2